Exhibit 99.1
FOR RELEASE March 1, 2011, immediately

Pure Nickel’s Tower Property Under Option to Rockcliff Resources Inc. Hits High Grade Massive Sulphide Vein

7.6% Copper, 2.0g/ /t Gold, 1.7% Zinc, 35.4g/t Silver across 8.2m including

9.8% Copper, 2.8g/t Gold, 2.2% Zinc, 45.9g/t Silver across 5.3m

TORONTO, Ontario. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) today reported that its option partner in central Manitoba on the Tower Property, Rockcliff Resources Inc. (TSXV: RCR), continues to intersect significant high grade copper-gold-zinc-silver (VMS) mineralization within the Tower VMS Zone.

High grade results from holes 7 and 8 are highlighted below.

  3.2% copper, 1.1g/t gold, 0.6% zinc and 17.5g/t silver across 4.6m including
  4.6% copper, 1.7g/t gold, 0.9% zinc and 29.8g/t silver across 2.2m (hole 7);
  7.6% copper, 2.0g/t gold, 1.7% zinc and 35.4g/t silver across 8.2m including
  9.8% copper, 2.8g/t gold, 2.2% zinc and 45.9g/t silver across 5.3m (hole 8)

As reported by Rockcliff Resources, “The Tower VMS Zone represents a high grade VMS (copper, gold, zinc, silver) system that is open in all directions and hosted within an unexplored twelve km long regional structure within the property. Rockcliff will continue to define the limits of the Tower VMS Zone through drilling and geophysics but will now expand its efforts along strike of the zone to determine the VMS potential of the regional structure. With VMS deposits typically occurring in clusters, the remaining unexplored regional structure has significant potential for additional discoveries.”

Additional holes have been sampled and will be reported on when results are received from the lab.

Significant assay results and drill information from drill holes TP11-07 and TP11-08 are tabulated below. Please refer to the press release dated December 20, 2010 outlining high grade copper-gold results from holes TP10-01 to 06. The lengths reported below are drill intersected core lengths and do not represent true widths.

Hole #	From (m)	To (m)	Length (m)	Copper%	Gold g/t	Zinc%	Silver g/t	Grid N/E/AZ/Dip

TP11-07	181.0	185.6	4.6	3.2	1.1	0.6	17.5	3N/143E/280/ 54
includes	181.9	184.1	2.2	4.6	1.7	0.9	29.8

TP11-08	239.9	248.1	8.2	7.6	2.0	1.7	35.4	3N/143E/280/66
includes	240.7	246.0	5.3	9.8	2.8	2.2	45.9
includes	241.5	244.5	3.0	10.9	2.8	2.4	52.2

To earn a 70% interest in the property, Rockcliff must pay $150,000 in incremental payments to Pure Nickel Inc. over four years and will be required to incur aggregate exploration expenditures totalling $4,000,000 over four years; $2,000,000 over two years to earn a 50% working interest and a further $2,000,000 to earn a further 20% working interest. For additional information please refer to the February 21, 2008 news release.

Ken Lapierre, P.Geo., President & CEO of Rockcliff Resources Inc. and Mark Smethurst, VP Exploration of Rockcliff Resources Inc., are Qualified Persons under the definition of National Instrument 43-101. Mr. Lapierre has reviewed and is responsible for all information in this press release. Mr. Smethurst is responsible for verification and quality assurance of Rockcliff’s exploration data and analytical results. Samples of half core are packaged and shipped directly from Rockcliff’s field office to TSL Laboratories (TSL), Saskatoon, Saskatchewan. TSL is a Canadian assay laboratory and is accredited under ISO/IEC 17025. Each bagged core sample is dried, crushed to 70% passing 10 mesh and a 250g pulp is pulverized to 95% passing 150 mesh for assaying. A 0.5 g cut is taken from each pulp for base metal analyses and leached in a multi acid (total) digestion and then analyzed for copper, lead, zinc and silver by atomic absorption. Gold concentrations are determined by fire assay using a 30g charge followed by an atomic absorption finish. Samples greater than upper detection limit (3000 ppb) are reanalyzed using fire assay gravimetric using a 1 AT charge. Rockcliff inserted certified blanks and standards in the sample stream to ensure lab integrity.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations	CHF Investor Relations	Pure Nickel Inc.
Jeff Walker	Cathy Hume	David McPherson
T. (888) 221-0915	T. (416) 868-1079	President and CEO
Email: info@howardgroupinc.com	Email: cathy@chfir.com	T. (416) 644-0066
Website: www.howardgroupinc.com	Website: www.chfir.com	Email: info@purenickel.com
Website: www.purenickel.com